UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2015

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On July 30, 2015, SciVac Therapeutics Inc. (the “Company”) issued a press release announcing that, following discussions with the Israeli Ministry of Health, it is recalling from the market all Sci-B-Vac™ sold by the Company from January 1, 2012 to the present. The Company is carrying out the recall solely as a precautionary measure, as, following inspection by SciVac, it was determined that certain unshipped packages of the Sci-B-Vac™ hepatitis B vaccine contained a small number of damaged vials. There have been no reports of harm to any patients, nor have there been any reports with respect to Sci-B-Vac’s™ efficacy or safety. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 30, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: July 30, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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